HYPERDYNAMICS CORPORATION
12012 Wickchester Lane, Suite 475
Houston, TX 77079

March 7, 2014

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC  20549

Re:                             Hyperdynamics Corporation

Form 10-K for the Fiscal Year ended June 30, 2013

Filed September 11, 2013

Definitive Proxy on Schedule 14A

Filed October 22, 2013

Form 10-Q for the Fiscal Quarter ended December 31, 2013

Filed February 7, 2014

File No. 1-32490

Dear Ms. Parker:

Hyperdynamics Corporation (the “Company”, or “we” or “our”) is submitting this letter in response to your February 7, 2014 letter with comments to the above referenced document (the “Comment Letter”).  The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Form 10-K for the Fiscal Year ended June 30, 2013

Financial Statements

Note 1 – Organization and Significant Accounting Policies, page F-10

1.                                      We note you disclose that at the end of each quarterly reporting period, your unamortized cost of oil and natural gas properties is limited to the sum of the estimated future net revenues from proved properties, discounted at 10% and adjusted for related income tax effects. We also note your disclosure in the preceding section stating “unevaluated properties are excluded from the full-cost pool until we have made a determination as to the existence of proved reserves.” Your disclosures do not accurately portray the accounting required under the full cost rules. Please:

•                  Revise your disclosure to differentiate between the full cost amortization base and the full cost pool, i.e., costs within the full cost pool that are subject to amortization vs. all costs capitalized for oil and gas properties under the full cost method.

•                  Please also revise your policy disclosure to explain how the costs of unproved properties are taken into account in your full cost ceiling test, with details sufficient to understand how your approach is consistent with Rule 4-10(c)(4)(i) of Regulation S-X, distinguishing between points (B) and (C).

Response:

1.                                      In response to the Staff’s Comment #1 above, as discussed with Lily Dang, SEC Staff Accountant, we propose to include the below revised accounting policies and related disclosure in Note 1 to the audited financial statements that will appear in our Annual Report on Form 10-K for the fiscal year ended June 30, 2014, with similar revisions to be made within our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, and in future filings made by us with the Securities and Exchange Commission (the “SEC”).  The below revised disclosure has been marked to show changes from the current disclosure with added text bolded and underlined and text that will be removed reflected as struck-through.

Costs Excluded from Amortization

Costs associated with ~~unevaluated~~unproved properties are excluded from ~~the full-cost pool~~amortization until it is determined whether proved reserves can be assigned to the properties ~~we have made a determination as to the existence of proved reserves~~. We review our ~~unevaluated~~unproved properties at the end of each quarter to determine whether the costs incurred should be transferred to the amortization base. ~~transferred to the full-cost pool and thereby~~

We assess ~~all items classified as unevaluated~~unproved property on a quarterly basis for possible impairment or reduction in value. We assess properties on an individual basis or as a group if properties are individually insignificant. The assessment includes consideration of the following factors, among others: intent to drill; remaining lease term under our concession; geological and geophysical evaluations; drilling results and activity; the assignment of proved reserves; and the economic viability of development if proved reserves are assigned. We assess our ~~unevaluated~~unproved properties on a country-by-country basis. During any period in which these factors indicate an impairment, the adjustment is recorded through earnings of the period.

Full-Cost Ceiling Test

At the end of each quarterly reporting period, the ~~unamortized cost of oil and natural gas properties is limited to~~capitalized costs less accumulated amortization and deferred income taxes, shall not exceed an amount equal to  the sum of the following items: (i) the present value of estimated future net revenues ~~from proved~~of oil and gas properties (including future development and abandonment costs of wells to be drilled~~,~~) using prices based on the preceding 12-months’ average price based on closing prices on the first day of each month, or prices defined by existing contractual arrangements, ~~are used in deriving future net revenues discounted at 10%) adjusted for~~discounted at 10%, ,(ii) the cost of properties not being amortized, and (iii) the lower of cost or estimated fair value of unproved properties included in the costs being amortized, less related income tax effects (“Full-Cost Ceiling Test”).

The calculation of the Full-Cost Ceiling Test is based on estimates of proved reserves. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production, timing, and plan of development. The accuracy of any reserves estimate is a function of the quality of available data and of engineering and geological interpretation and judgment.  Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and natural gas that are ultimately recovered.  We have no proven reserves.

During the years ended June 30, 2013 and 2012 we had ~~fully amortized~~Full-Cost Ceiling Test write-downs of $0.4 million and $116.3 million, respectively~~, in proved properties subject to the Full-Cost Ceiling Test~~. We recognized no ~~impairment charges~~Full-Cost Ceiling Test write-downs in the year ended June 30, 2011.

Oil and Gas Properties – Full Cost Ceiling Test, page F-13

2.                                      We note your disclosure indicating that you reclassified various unproved property costs, including the costs of drilling the Sabu 1 exploration well and related geological and geophysical costs, to your proved property costs account in February 2012, after evaluating this unproved property and determining that it had no reserves. You also indicate that you recorded the “full amortization” of this balance at the same time. Although guidance in Rule 4-10(c)(3)(ii)(A) of Regulation S-X prescribes grouping costs of unproved properties assessed as impaired with costs to be amortized (i.e., included in the full cost amortization base), this pertains to the computation rather than presentation.

We do not see adequate rationale for reporting a balance in proved properties in the absence of having established proved reserves. We also believe application of the ceiling test under Rule 4-10(c)(4) of Regulation S-X would result in a ceiling test write-down, under these circumstances, rather than incremental amortization.

Please:

•                  Revise your filing to eliminate amounts ascribed to proved properties and to recognize the ceiling-test write-down directly against the unproved property account rather than grouping this charge with DD&A.

•                  Second, all related disclosures should be similarly revised to reflect proper use of these terms.

Response:

2.                                      In response to the Staff’s Comment #2 above, as discussed with Lily Dang, SEC Staff Accountant, we propose to include the below revised disclosure in the audited financial statements that will appear in our Annual Report on Form 10-K for the fiscal year ended June 30, 2014, with similar revisions to be made within our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, and in future filings made by us with the SEC.  The below revised disclosure has been marked to show changes from the current disclosure with added text bolded and underlined and text that will be removed reflected as struck-through.

Applicable Balance Sheet Captions:

	June 30, 2013	June 30, 2012
Unproved properties excluded from amortization	21,174	39,278

Applicable Income Statement Caption:

	Year Ended June 30,
	2013	2012	2011

Full-cost ceiling test write-downs	441	116,312	—

Accounting policies and related disclosure in Note 1:

During the years ended June 30, 2013 and 2012 we ~~fully amortized~~had Full-cost Ceiling Test write-downs of $0.4 million and $116.3 million, respectively~~, in proved properties subject to the Full-Cost Ceiling Test~~. We recognized no ~~impairment charges~~Full-cost Ceiling Test write-downs in the year ended June 30, 2011.

All related disclosures will be revised similarly to reflect the prior period Full-Cost Ceiling Test write-downs directly against unproved properties, as opposed to incremental amortization against amounts ascribed to proved properties. For example the Company anticipates our property footnote disclosure to read as follows:

3. INVESTMENT IN OIL AND GAS PROPERTIES

Accounting for oil and gas property and equipment costs

We follow the “F~~f~~ull-C~~c~~ost” method of accounting for oil and natural gas property and equipment costs. Under this method, internal costs incurred that are directly identified with exploration, development, and acquisition activities undertaken by us for our own account, and which are not related to production, general corporate overhead, or similar activities, are capitalized. For the years ended June 30, 2013 and 2012, we capitalized $2.7 million and $6.6 million of such costs respectively. Capitalization of internal costs was discontinued April 1, 2013 when Tullow became the operator. Geological and geophysical costs incurred that are directly associated with specific unproved properties are capitalized in “~~Unevaluated~~Unproved properties excluded from amortization” and evaluated as part of the total capitalized costs associated with a prospect. The cost of unproved properties not being amortized is assessed to determine whether such properties have been impaired. In determining whether such costs should be impaired, we evaluate current drilling results and available geological and geophysical information. ~~Any impairment assessed to unproved properties is added to the cost of proved properties. The unamortized cost of proved oil and gas properties is limited by the Full-Cost Ceiling Test.~~

We exclude capitalized costs of ~~unevaluated~~unproved oil and gas properties from amortization. Geological and geophysical information pertaining to the Guinea concession was collected and evaluated and no reserves have been attributed to the Concession. In February 2012, we completed the drilling of the Sabu-1 well, which was determined to be non-commercial. As a result, we evaluated certain geological and geophysical related costs in unproved properties along with the drilling costs of the Sabu-1 well ~~and moved~~totaling $116.8 million and determined that these properties were subject to the Full-Cost Ceiling Test  ~~to proved properties~~. As we have no proved reserves to include in the Full-Cost Ceiling Test, the entire $116.8 million resulted in ~~the full amortization~~a Full-Cost Ceiling Test write-down of our ~~proved~~unproved oil and gas properties. The net costs associated with properties which remain ~~unevaluated~~unproved and excluded from amortization were $21.2 million and $39.3 million, as of June 30, 2013 and 2012, respectively. ~~These costs are excluded from amounts subject to amortization.~~

Form 10-Q for the Fiscal Quarter Ended December 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 20

3.                                      We note that in September 2013, you requested a renewal of exploration period ended September 21, 2013. Please revise to clarify when you expect to receive the renewal approval and how the gap period, between lapse of the exploration period and when the government of Guinea grants your renewal request, would impact your business operations and financial statements.

Response:

3.                                      Pursuant to Article 3.2 of Amendment No. 1 to the Hydrocarbon Production Sharing Contract, as amended (the “PSC”), the Minister of Mines and Geology of the Republic of Guinea is obligated to grant a renewal to the Second Exploration Period (as contemplated by the PSC) for a period of three years, ending on September 21, 2016, upon application if the work and expenditure obligation for the preceding period has been fulfilled.

Tullow Guinea Ltd., as the Operator of the Concession (contemplated by the PSC), provided a letter to the Guinean Minister of Mines and Geology renewing the Second Exploration Period and confirming that the work commitments have been satisfied under the PSC.  There has been no question raised by the Minister or others regarding satisfaction of the work commitments.  Accordingly, renewal is required under the terms of the PSC.

Although no formal document has been issued by the Government of Guinea the Consortium is proceeding with its plans to drill an ultra-deepwater well in the first half of calendar 2014.  The government of Guinea is well aware of these plans and the pre-drilling work that has commenced.  The 2014 work plan was presented by the Consortium to the government representatives in December 2013.  Therefore, we do not consider there to be a “gap” period with any interruption of work or any impact to our business operations and financial statements.  Accordingly, we do not think any revision should be necessary.  We will update this disclosure with any material developments in future filings.

Definitive Proxy on Schedule 14A

Securities Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 12

4.                                      We note that Vanguard Group filed a Schedule 13G on 2/13/2013 to report its 6.02% beneficial ownership as of December 31, 2012.  Please advise or revise the table to reflect Vanguard’s beneficial ownership.

Response:

4.                                      In preparation of the beneficial ownership table contained in the Definitive Proxy Statement on Schedule 14A (filed with the SEC on October 22, 2013), we reviewed the Schedule 13F filed by the Vanguard Group with the SEC on August 13, 2013 for the period ended June 30, 2013.  The Schedule 13F indicated that as of June 30, 2013 the Vanguard Group held 685,733 shares (adjusted to reflect the Company’s June 28, 2013 1-for-8 reverse stock split) of the Company’s common stock, which equaled approximately 3.25% of the Company’s outstanding shares of common stock and a reduction in the Vanguard Group’s beneficial ownership of the Company’s common stock from the time the Schedule 13G was filed on February 13, 2013.  Because the Vanguard Group’s beneficial ownership as of the record date for the 2014 annual meeting of stockholders was less than 5%, the Vanguard Group was omitted from the beneficial ownership table in the Definitive Proxy Statement.

Executive Compensation, page 16

5.                                      Please revise this section to provide a more detailed explanation and analysis of specific factors that are considered in setting compensation for each of the named executive officers.  For example, disclose the specific financial, operational and strategic objectives, in addition to personal achievement targets and/or goals established for each of the named executive officers.  In that regard, we note you state at page 17 that the compensation committee reviews and approves corporate goals and objectives.  Similarly, for each named executive officer, discuss the aspects of his individual performance, prior experience and level of responsibility that factored into the total compensation he received during the last year.  See Item 402(b)(2) of Regulation S-K.

Response:

5.                                      In response to the Staff’s Comment #5 above and as discussed with Caroline Kim, SEC Attorney-Advisor, we propose to include revised disclosure consistent with the revised Compensation Disclosure and Analysis (“CD&A”) attached to this letter at Appendix A in our Definitive Proxy Statement for its 2015 annual meeting of stockholders and in future filings made by us with the SEC.  The revised CD&A disclosure attached at Appendix A has been marked to show changes from the current disclosure with added text bolded and underlined and text that will be removed reflected as struck-through.

Executive Compensation, page 17

6.                                      We note you state at page 17 that no executive officer receives perquisites but you state at page 16 that you provide perquisites to certain executives and footnote (3) to your Summary Compensation Table at page 18.  Please revise for consistency.

Response:

6.                                      Footnote (3) to the Company’s Summary Compensation Table will be clarified in the Company’s Definitive Proxy Statement for its 2015 annual meeting of stockholders to reflect that the only perquisite provided to any of the named executive officers was the payment of moving expense for Mr. Palmer during the fiscal year ended June 30, 2011.  During the fiscal year ended June 30, 2013, no perquisites were granted to any of the named executive officers.  The disclosure on pages 16 and 17 of the Definitive Proxy Statement will be revised as indicated in the revised CD&A disclosure at Appendix A to clarify the foregoing.  The following revised disclosure has been marked to show changes from the current disclosure with added text bolded and underlined and text that will be removed reflected as struck-through.

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	All Other Compensation	Total
(a)	(b)	($) (c)	($) (d) (1)	($) (e) (2)	($) (f) (2)	($) (g) (3)	($) (h)
Ray Leonard, President and CEO	2013	400,000	300,000	—	43,660	10,018	753,678
	2012	363,000	363,000	—	223,938	11,065	961,003
	2011	330,000	594,000	—	—	17,626	941,626
Paul Reinbolt, Executive Vice President and CFO (4)	2013	300,000	225,000	—	32,744	—	557,744
	2012	275,000	193,330	—	1,895,386	—	2,363,716
Jason Davis, Vice President Finance and Treasurer	2013	231,000	173,250	—	25,213	—	429,463
	2012	220,000	140,000	—	48,071	—	408,071
	2011	210,000	160,000	—	371,663	16,226	757,889
Michael Palmer, Senior Vice President of Operations (5)	2013	211,750	158,813	—	—	—	370,563
	2012	231,000	135,300	—	41,733	10,001	418,034
	2011	210,000	190,000	—	424,105	28,362	852,467
David Wesson, Controller and Principal Accounting Officer (6)	2013	204,000	153,000	—	22,265	10,220	389,485
	2012	198,000	110,000	—	38,817	10,130	356,947
Paolo Amoruso, Vice President of Legal Affairs and Secretary (7)	2013	242,700	182,025	—	35,608	10,267	470,600

(1)                                 Column (d): Bonus payments made during the fiscal years ended 2013, 2012 and 2011 were made in June 2013, July 2012 and June 2011.

(2)                                 Columns (e) and (f): Reflects the grant date fair value, computed in accordance with FASB ASC Topic 718, for option awards granted in fiscal year 2013, 2012 and 2011.  For a description of the assumptions used for purposes of determining grant date fair value, see Note 10 to the Financial Statements included in this Annual Report on Form 10-K for the year ended June 30, 2013.

(3)                                 Columun (g): Consists of p~~P~~ayments made for ~~perquisites that include relocation expense and~~ Company matches of the 401(k) plan that exceeded $10,000~~.~~ and includes the payment of moving expense for Mr. Palmer during the fiscal year ended June 30, 2011.

(4)                                 Paul Reinbolt became our Executive Vice President and Chief Financial Officer in August 2011.  As such, the Summary Compensation Table above includes information for Mr. Reinbolt only for fiscal years ended June 30, 2013 and 2012.

(5)                                 On April 26, 2013, Michael Palmer submitted his resignation to us resigning his positions with us and our subsidiaries.  His resignation was effective on May 31, 2013.

(6)                                 David Wesson was appointed our Principal Accounting Officer in October 2011.  As such, the Summary Compensation Table above includes information for Mr. Wesson only for fiscal years ended June 30, 2013 and 2012.

(7)                                 Paolo Amoruso, our Vice President and Secretary, became an NEO effective June 25, 2013 .  As such, the Summary Compensation Table above includes information for Mr. Amoruso only for the fiscal year ended June 30, 2013.

Hyperdynamics acknowledges the following:

•                  Hyperdynamics is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or Hyperdynamics’ changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Hyperdynamics may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at (713) 353-9400, if you have any questions or require any further information regarding these matters.

Sincerely,

/s/ David Wesson

Vice President and
Chief Financial Officer

Appendix A

Revised Compensation Discussion and Analysis

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our compensation discussion and analysis for the fiscal year ended June 30, 2013 discusses the compensation for our Named Executive Officers (“NEO’s”) who ~~are~~consist of our Chief Executive Officer, Chief Financial Officer and the three most highly compensated current executive officers and one former executive officer (who departed prior to the conclusion of fiscal year 2013): Ray Leonard, Paul Reinbolt, Jason Davis, Michael Palmer, David Wesson, and Paolo Amoruso.  The NEO’s are also reflected in the Summary Compensation Table below.  In this compensation discussion and analysis, the terms “we” and “our” refer to Hyperdynamics Corporation, and not the Compensation Committee.

Compensation Overview, Objectives and Elements

We are an early-stage and relatively small company in the oil and gas exploration industry and our operations in the last several years have focused on oil and gas exploration in our Concession offshore the coast of the Republic of Guinea in West Africa, identifying additional prospects that may contain oil or gas and identifying other oil & gas companies to farm-out participating interests in the Concession.  We have accomplished this with a small team of management individuals with significant industry experience.  We have designed our compensation program to attract and retain these highly experienced individuals, who have competing opportunities at more established companies, as well as to motivate and reward these individuals for the successful execution of our business plan.

The Compensation Committee of the Board of Directors reviews the performance of our executives and develops and makes recommendations to the Board of Directors with respect to executive compensation policies.  The Compensation Committee is empowered by the Board of Directors to establish and administer our executive compensation programs.

Because of the uniqueness of our business and operations, the Compensation Committee has concluded that we do not have a single group of peer or comparison companies for purposes of traditional benchmarking and percentile targeting and, as such, the Compensation Committee does not use traditional benchmarking or percentile targeting against a stated peer group in setting compensation.  Rather than looking to a single peer or comparison group of companies, our compensation practice concerning our executives is to review compensation on a position-by-position basis and determine the particular skill set required to be successful at the Company for the particular position in question.  The skill set necessarily varies among positions but may include: executive management experience at oil and gas enterprises; offshore experience and technical expertise; international experience; experience growing and maturing a company; relevant financial and commercial experience; and relevant compliance and legal experience.  As a result, the Compensation Committee’s determinations in setting compensation are often qualitative and subjective, depending on the executive’s position.

The details of the processes and procedures for the consideration and determination of executive compensation are described below.

What are the objectives of our executive officer compensation program?

The objectives of the Compensation Committee ~~of the Board of Directors~~ in determining executive compensation are to (1) attract and retain key individuals who are important to the continued success of Hyperdynamics, and (2) provide strong financial incentives, at reasonable cost to the stockholders, for senior management to enhance the value of the stockholders’ investment.

What is our executive officer compensation program designed to reward?

Our compensation program is designed to reward individuals for the achievement of our business goals and to foster continuity of management by encouraging key individuals to maintain long-term careers with Hyperdynamics.

What are the elements of our executive officer compensation program and why do we provide each element?

The elements of compensation that the Compensation Committee uses to accomplish these objectives include (1) base salaries, (2) bonus, and (3) long term incentives in the form of stock and stock options.  ~~We~~From time to time, we also provide perquisites to certain executives and health and insurance to all employees. The elements of compensation that we offer help us to attract and retain our officers. The specific purpose of each element of compensation is outlined below.

Base Salaries

We provide fixed annual base salaries as consideration for each ~~individual~~executive’s performance of his or her job duties.  Salaries are set based on level of responsibility, skills, knowledge, experience, and contribution to Hyperdynamics’ business.  The Compensation Committee or Board of Directors usually sets annual salaries during the month of December of the fiscal year that ends the following June 30th.

Bonus

~~Bonuses~~Annual cash bonuses may be awarded as part of annual salary and it is a component of variable compensation.  Bonuses are based on goals and objectives that each ~~employee~~executive must meet during the fiscal year.  Each ~~employee~~executive is given a target bonus percentage ~~and~~.  The Chief Executive Officer recommends a bonus amount to the Compensation Committee and the full Board of Directors ~~determine~~approves the awarded bonuses, if any.

Our historic policy has been to set such executive’s bonus in a range of 50% to 100% of that executive’s annual base salary with a target of 75% of the executive’s annual base salary.  The Compensation Committee or Board of Directors usually approves annual bonuses for our executives during the month of June of the fiscal year that concludes at the end of that month.  Our Chief Executive Officer, Ray Leonard, has specific performance related goals and targets usually set by the Compensation Committee in the month of June (prior to the commencement of the applicable fiscal year).  The following June (at the end of the fiscal year) the Compensation Committee evaluates the Chief Executive Officer’s performance against those goals and targets and recommends a bonus amount to the Board of Directors following that evaluation.  Mr. Leonard’s target range is 50% to 200% of base salary under the terms of his employment agreement.  The Compensation Committee set our Chief Financial Officer’s bonus target amount at 75% of our Chief Executive Officer’s bonus for the 2013 fiscal year.

Long-term Incentives

We can provide long-term incentives in the form of stock and stock options~~; customarily~~.  Our practice has been to provide stock options as our preferred form of long-term incentives.  Long-term incentives are a component of variable compensation because the amount of income ultimately earned is dependent upon and varies with ~~Hyperdynamics’~~our common stock price over the term of the option.  The stock option awards tie a portion of executive compensation to the stock price and accordingly ~~the~~our financial and operating results ~~of the Company. Hyperdynamics does~~.  We do not use a formula to determine stock and stock option awards to executives.  Stock option awards are not designed to be tied to yearly results. ~~Hyperdynamics views~~ We view stock option awards as a means to encourage equity ownership by executives and thus to generally align the interests of the executives with the stockholders.

Our 2010 Plan authorizes the Compensation Committee to grant stock options, restricted stock, and stock registered under a Form S-8 registration statement to officers and other key employees.  The Compensation Committee implements this authority by awarding stock options designed to align the interests of all senior executives to those of stockholders.  This is accomplished by awarding stock options, which rise in value based upon the market price rise of Hyperdynamics’ common stock, on a systematic basis.

The actual amount of long-term incentives that each of our executives is eligible to receive is established by that executive’s employment agreement.

If an executive does not have an employment agreement with us, our policy has been to make such executive’s long-term incentive grant in the form of stock options.  The number of shares underlying the stock options is typically set at 50% the dollar amount of that executive’s annual cash bonus.  For example, if an executive’s annual cash bonus was $150,000, a stock option to purchase 75,000 share of our common stock would be granted.  The Compensation Committee or Board of Directors usually approves long-term incentive grants during the month of June of the fiscal year that concludes at the end of that month.

We report the estimated fair value of our stock option grants, as determined for accounting purposes in accordance with ASC 718, using either the Black-Scholes option pricing model or a Monte Carlo model, in the Summary Compensation Table and the Grants of Plan-Based Awards Table. The amount reflected for accounting purposes does not reflect whether the executive has or will realize a financial benefit from the awards.  Because stock option awards are made at a price equal to or above the market price on the date of grant, stock options have no intrinsic value at the time of grant. We believe the potential appreciation of the option awards over the stock price provide motivation to executives.

Perquisites

Perquisites are determined on a case-by-case basis ~~and currently,~~by the Compensation Committee.  During the fiscal year ended June 30, 2013, no executive ~~officer receives such~~received any perquisites.

How do we determine the amount for each element of executive officer compensation?

Our policy is to provide compensation packages that are competitively reasonable and appropriate for our business needs. We consider such factors as competitive compensation packages as negotiated with our officers; evaluations of the ~~CEO~~Chief Executive Officer and other executive officers; achievement of performance goals and milestones as additional motivation for certain executives; officers’ ability to work in relationships that foster teamwork among our executive officers; officers’ individual skills and expertise, and labor market conditions.  We ~~do~~did not~~, at this time,~~ engage a third-party compensation consultant~~.~~ during the fiscal years ended June 30, 2011, 2012 or 2013.

During the fiscal years ended June 30, 2011, 2012 and 2013, total executive compensation consists of base salary, bonuses and option awards.  Generally, the option awards for executives are negotiated in the executive’s contract, with an exercise price based on the market price on the grant date. ~~Option~~ Special option awards are also granted to employees on a case by case basis ~~throughout~~during the year for significant achievement.  Because of the simplicity of the compensation package, there is very little interaction between decisions about the individual elements of compensation.

Administration of Executive Compensation

The Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of the ~~CEO~~Chief Executive Officer, evaluates the ~~CEO~~Chief Executive Officer’s performance and sets his compensation.  The Compensation Committee also reviews the ~~CEO~~Chief Executive Officer’s recommendations for and sets the salaries and bonuses of other key officers and employees.  In determining compensation policies and procedures, the Compensation Committee considers the results of shareholder advisory votes on executive compensation and how ~~have~~ the votes ~~effected~~have affected executive compensation decision and policies.

The Compensation Committee or Board of Directors usually sets annual salaries during the month of December of the fiscal year that ends the following June 30th and usually approves the payment of annual bonuses and the grant of long-term incentives during the month of June of the fiscal year that concludes at the end of that month.

~~CEO~~Chief Executive Officer involvement in compensation decisions

The ~~CEO~~Chief Executive Officer makes recommendations to the Compensation Committee concerning the employment packages of all subordinate officers.  Neither the ~~CEO~~Chief Executive Officer nor any other Company officer or employee attends periodic executive sessions of the Compensation Committee.

How compensation or amounts realizable from prior compensation are considered

The amount of past compensation generally does not affect current year considerations because bonuses and long term incentives are awarded for each individual fiscal year’s job performance.

At our 2011 Annual Meeting, our stockholders approved the compensation of our NEOs.  The Compensation Committee viewed the vote as a strong expression of our stockholders’ general satisfaction with the Company’s current executive compensation programs and the guiding principles described herein.  As part of its ongoing review process, the Committee regularly evaluates our compensation programs to ensure they meet changing business needs and support alignment with stockholders’ interests.

Tax considerations

Our compensation plans are designed generally to ensure full tax deductibility of compensation paid under the plans.

This includes compliance with Section 162(m) of the Internal Revenue Code, which limits our tax deduction for an executive’s compensation to $1 million unless certain conditions are met.  For fiscal year ended June 30, 2013 the full amount of all compensation provided to all executives was tax deductible to the Company.

Timing, grant date, and exercise price for stock option awards

Our policy is to award stock options upon hiring of the employee and on a case by case basis throughout the year.   Stock option exercise prices are the closing price on the date of grant. We also have made certain awards based on the completion of performance criteria.

Analysis of variations in individual NEO’s compensation

Each NEO’s compensation is detailed in the Compensation Tables below.  For those NEOs who have employment agreements, each such agreement is described under the caption “Agreements with Executives and Officers.”

Employment Agreements with Current ~~CEO~~Chief Executive Officer and ~~CFO~~Chief Financial Officer

As more fully described below in “Agreements with Executives and Officers,” in July 2009, the Compensation Committee approved employment agreements with Ray Leonard, our ~~current CEO~~Chief Executive Officer and President, and Jason Davis, our former ~~CFO~~Chief Financial Officer and current Treasurer.  Mr. Leonard’s employment agreement was amended in September 2012 effective July 2012.  In July 2011, the Compensation Committee approved the employment agreement with Paul Reinbolt, who was then our Chief Financial Officer.

2013 Compensation Decisions for Our Named Executive Officers

In August 2012, the Compensation Committee reviewed the proposed corporate goals and objectives from Mr. Leonard that would establish the criteria upon which Mr. Leonard’s annual cash bonus and long-term incentive grant would be based for fiscal year 2013.  Mr. Leonard’s proposal contained four categories of performance goals and targets related to increasing shareholder value, achieving a successful farm-out in the Concession and the related farm-out terms, maintaining expenditures within our 2013 budget and diversification of our assets.  After extensive discussion, the Compensation Committee determined that it would be in the Company’s best interest and more appropriate to set Mr. Leonard’s performance goals and targets for fiscal year 2013 against two categories: (i) increasing the Company’s common stock price, and (ii) achieving a successful farm-out in the Concession.  The specific stock price targets were $3.30 and $6 per share (the “Stock Price Targets”).  The specific farm-out targets were:  (i) a requirement for the new participant to pay the costs of drilling of one or two exploratory wells in the Concession that would otherwise be allocated to the Company (a “carried” interest) and (ii) reimbursement to the Company of costs paid by the Company in connection with previous exploration activities in the Concession (the “Farm-Out Target”).  The Compensation Committee determined that each of the target categories would be given equal weight in determining the bonus amount.

In making annual cash bonus payments and long-term incentive grants for our executives for 2013, the Compensation Committee evaluated the achievement of the above corporate goals and objectives specifically for Messrs. Leonard and Reinbolt and for the other NEOs, the foregoing goals and objectives and other factors, including the successful completion of the Tullow Farm-out that occurred in 2012, the Company’s reduction-in-force that occurred during 2012 resulting in the reduction in the number of the Company’s employees and the amount of severance paid to those employees, and the individual performance of each of the NEOs during 2013.

Described below are the details of the processes and procedures for the consideration and determination of executive compensation for fiscal year 2013.

Salaries

In June 2012, the Board of Directors approved the annual base salaries for our NEO’s for fiscal year 2013 (to be effective July 1, 2013) and subsequently in April 2013 the Compensation Committee approved increased annual salaries for three of the NEOs (as discussed below).  The annual salaries for 2013 for our NEOs were as follow: Mr. Leonard ($400,000), Mr. Reinbolt ($300,000), Mr. Davis ($231,000), Mr. Palmer ($211,750), Mr. Wesson ($204,000), and Mr. Amoruso ($242,700).

The Board of Directors approved an annual base salary for Mr. Leonard of $400,000, which represents an increase in Mr. Leonard’s salary of $363,000 in 2012.  Subsequently, the Board approved and Mr. Leonard entered into an amended and restated employment agreement in September 2012 effective July 2012 pursuant to which Mr. Leonard is eligible to receive a minimum annual salary of $400,000 subject to increase by the Board of Directors.

Under the terms of Mr. Reinbolt’s employment agreement, as amended, Mr. Reinbolt is eligible to receive a minimum annual salary of $275,000.  For fiscal year 2013, the Board of Directors approved an annual base salary for Mr. Reinbolt of $300,000, which represents an increase in Mr. Reinbolt’s salary of $275,000 in 2012.  The committee recommended and the Board approved setting Mr. Reinbolt’s total compensation at 75% of Mr. Leonard’s total compensation.

In setting 2013 annual salaries for each of Messrs. Davis, Palmer, Wesson, and Amoruso in June 2012, the Compensation Committee and Board of Directors reviewed and evaluated each of the foregoing NEO’s individual performance, experience level and level of responsibility among other factors and also took into consideration the challenges facing us as evidenced by reduction-in-force during 2012.  Based on the recommendation of Mr. Leonard, the Board of Directors decided to maintain the salaries for Messrs. Davis, Palmer, Wesson, and Amoruso consistent with each NEO’s 2012 salary.  Subsequently in April 2013, following the completion of our reduction-in-force and in light of certain executives’ efforts and performance during the period subsequent to June 2012, the Compensation Committee approved increased salaries (retroactive to January 1, 2013) for each of Messrs. Wesson ($210,000) and Amoruso ($250,000).  The salaries of Messrs. Wesson and Amoruso reflected in the below Summary Compensation Table reflect the salary paid to each of Messrs. Wesson and Amoruso during fiscal year 2013, which includes the foregoing increased salary from January 1, 2013 through June 30, 2013.  Mr. Palmer departed the Company during April 2013 and thus did not receive a salary adjustment.

Bonuses

In June 2013, the Compensation Committee approved fiscal year 2013 annual cash bonuses for our NEO’s as follow: Mr. Leonard ($300,000), Mr. Reinbolt ($225,000), Mr. Davis ($173,250), Mr. Wesson ($153,000), and Mr. Amoruso ($182,025).  In connection with Mr. Palmer’s departure form the Company in April 2013, Mr. Palmer was paid a cash bonus of $158,813.

Under the terms of Mr. Leonard’s employment, Mr. Leonard is eligible to receive incentive compensation, as may be adopted and approved by the Compensation Committee from time to time.  Mr. Leonard’s target cash bonus award opportunity under his employment agreement is 100% of his base annual salary with a minimum threshold of 50% of his salary and a maximum of 200% of his salary, and is subject to such other terms, conditions and restrictions as may be established by the Board or the Compensation Committee.  Under the terms of his employment agreement, Mr. Leonard develops and submits his personal performance metrics for review and approval of the Compensation Committee.  Since the inception of Mr. Leonard’s employment, the metrics for his bonus award have been based on annual objectives related to advancing our exploration activities and/or achieving funding from equity capital raises or participation in the Concession or stock price appreciation.  Consistent with his agreement, in June 2012, Mr. Leonard developed a proposed set of performance metrics for 2013 aligned with the corporate goals and objectives set by the Compensation Committee in June 2012, which were subject to review and approval by the Board and/or the Compensation Committee.  The Compensation Committee approved that one-half of Mr. Leonard’s 2013 cash bonus would be based on achieving the Stock Price Targets and the other one-half of Mr. Leonard’s 2013 cash bonus would be based on achieving the Farm-Out Targets.  Because neither of the Stock Price Targets was achieved during the fiscal year, the Committee did not allocate any cash bonus for this category.  The Committee evaluated the farm-out with Tullow that occurred in December 2012 in which the Company received a carried interest (up to a $100 million gross cost on one exploratory well and one appraisal well, if drilled) and received payment of $27 million as reimbursement of past costs.  The committee determined, in light of the foregoing, that an allocation of 75% of the Farm-Out Target was appropriate.  Based on a maximum bonus amount of 200%, the Committee approved a cash bonus of 37.5% of this bonus threshold or $300,000.

Under the terms of Mr. Reinbolt’s employment agreement, as amended, Mr. Reinbolt is eligible to receive an annual cash bonus between 50% and 150% of his annual salary.  In setting Mr. Reinbolt’s annual cash bonus for 2013 and based on the recommendation of Mr. Leonard, the Compensation Committee evaluated Mr. Reinbolt’s performance during fiscal year 2013 and set Mr. Reinbolt’s cash bonus at 75% of Mr. Leonard’s cash bonus or $225,000.

At the commencement of fiscal year 2013, all of the NEOs other than Mr. Wesson (and Messrs. Leonard and Reinbolt whose bonus ranges were set by their employment agreements), were eligible to receive an annual cash bonus within the range of 50% of that NEO’s annual salary to 100% of his salary.  In June 2013 and based on the recommendation of Mr. Leonard, the Compensation Committee approved increasing the range in which Mr. Wesson’s bonus would be paid from 30% to 60% of his annual base salary to 50% to 100% of his base salary.  The Compensation Committee elected to increase Mr. Wesson’s bonus range in part due to his performance, experience level and level of responsibility as the Company’s Chief Accounting Officer and to align his bonus range with the other executives.  In making its decision to grant cash bonuses to Messrs. Davis ($173,250), Wesson ($153,000) and Amoruso ($182,025) for fiscal year 2013, Compensation Committee evaluated the individual performance of each of the foregoing the NEOs and, in addition, assessed the Company’s recent reduction-in-force and amount of severance paid to employees who were severed and for purposes of retention of the NEOs and the performance of the NEOs in handling the challenges facing the Company the Committee approved the foregoing cash bonuses and the stock option grants discussed below.  In April 2014, Mr. Palmer left the employment of the Company.  Consistent with the negotiated arrangement with Mr. Palmer, the Company paid Mr. Palmer a cash bonus equal to the pro rata portion of his 2013 bonus in the amount of $158,813 had he remained an employee through the conclusion of fiscal year 2013.

Long-Term Incentive Grants

In June 2013, the Compensation Committee in connection with its approval of the 2013 annual cash bonuses approved stock option grants for to our NEO’s as follow: Mr. Leonard (43,660), Mr. Reinbolt (32,744), Mr. Davis (25,213), Mr. Wesson (22,265), and Mr. Amoruso (35,608).  Mr. Palmer was not granted options in connection with his departure from the Company in April 2013.

Under the terms of his employment agreement, Mr. Leonard is eligible to receive stock options in an amount equal to 50% of the number of dollars of his annual cash bonus.  The stock options will have an exercise price equal to the fair market value of our common stock on the date of grant, with one-third of these options vesting on each anniversary of the date of grant, and expiring five years after issuance.  Based on a cash bonus of $300,000, the Committee approved a grant of a 5 year option for 18,750 shares of common stock (after giving effect to the Company’s recent reverse stock split).

Under the terms of Reinbolt’s employment agreement, as amended, Mr. Reinbolt is eligible to receive an annual grant of stock options equal to 50% of number of dollars of his annual cash bonus.  Based on the recommendation of Mr. Leonard to the Compensation Committee and for purposes of retaining Mr. Reinbolt, the Compensation Committee approved a grant of stock options equal to the dollar amount of his 2013 cash bonus instead of granting options equal to half the dollar amount of his bonus.

In June 2013, based on the recommendation of Mr. Leonard and consistent with our past practice, the Compensation Committee approved option grants of 50% of the dollar amount of the cash bonuses for each of Messrs. Davis (10,828 options), Wesson (9,562 options) and Amoruso (11,371 options).  In November 2012, prior to the grant of the foregoing options, the Board approved the grant of a stock option to purchase 1,875 shares of common stock to Mr. Amoruso in recognition of his performance related to the Tullow farm-out.

Mr. Palmer did not receive an option grant for 2013 due to his departure from the Company in April 2013.